NO ACT

DC
PE
8-5-09



09012306

August 6, 2009

Act: 1934
Section: 12b
Rule:
Public Availability: 8/6/2009



**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Cox Radio, Inc.
Incoming letter dated August 5, 2009

Based on the facts presented, the Division will not object if Radio stops filing periodic and current reports under the Securities Exchange Act of 1934, including its quarterly report on Form 10-Q for the quarter ended June 30, 2009. In reaching this position, we note that Radio has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-8, and those post-effective amendments are effective. We assume that, consistent with the representation made in your letter, Radio will file a certification on Form 15 making appropriate claims under Exchange Act Rule 12h-3 on or before the due date of its Form 10-Q for the quarter ended June 30, 2009.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry

Carmen Moncada-Terry
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2009

**Mail Stop 4546**

Thomas D. Twedt
DowLohnes PLLC
1200 New Hampshire Avenue, NW, Suite 800
Washington, DC 20036-6802

**Re: Cox Radio, Inc.**

Dear Mr. Twedt:

In regard to your letter of August 5, 2009, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director



Securities Exchange Act of 1934, Sections 12(b) and 15(d)
Securities Exchange Act of 1934, Rule 12h-3

August 5, 2009

Via Email and Facsimile

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Cox Radio, Inc. (Commission File No. 1-12187)

Ladies and Gentlemen:

On behalf of Cox Radio, Inc., a Delaware corporation ("Radio"), we write to request that the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") confirm that it concurs with Radio's view that the effectiveness of Radio's registration statements on Form S-8 during the fiscal year ending December 31, 2009 will not preclude Radio from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act with respect to the fiscal year in which Radio's registration statements were updated pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"). Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from the requirement to file the foregoing reports. Subject to the Staff's concurrence with the request set forth in this letter, Radio intends to file a Form 15 pursuant to Rule 12h-3 to suspend its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act prior to the filing deadline for Radio's Form 10-Q for the quarter ended June 30, 2009.[1]

***Background***

The Class A common stock, par value $0.33 per share (the "Old Shares"), of Radio was registered under Section 12(b) of the Exchange Act and was listed on the New York Stock Exchange ("NYSE") under the ticker symbol "CXR". On March 23, 2009, Cox Enterprises, Inc., a Delaware corporation ("Enterprises"), and Cox Media Group, Inc., a Delaware

[1] Radio is an accelerated filer, as defined in Rule 12b-2(1) under the Exchange Act, and its Form 10-Q for the quarter ended June 30, 2009 is due on or before August 10, 2009.

corporation and wholly-owned subsidiary of Enterprises ("Media"), commenced a tender offer (the "Offer") for all Old Shares not otherwise owned by Media at an initial Offer price of $3.80 per share. As of March 23, 2009, Media owned 3,591,954 Old Shares, or 17.3% of the outstanding Old Shares, and all 58,733,016 shares of Radio's Class B common stock, par value $0.33 per share (the "Class B Stock"). Each share of Class B Stock was convertible at any time into one Old Share and, therefore, as of March 23, 2009, Media owned approximately 78.4% of Radio's aggregate outstanding common stock.

The Offer had an initial expiration date of April 17, 2009, which was subsequently extended to May 1, 2009. On April 30, 2009, Enterprises and Media further extended the expiration date to May 13, 2009 and increased the Offer price to $4.80 per share. Enterprises and Media subsequently and finally extended the expiration date of the Offer to May 19, 2009.

The Offer expired on May 19, 2009, and a total of 9,721,047 Old Shares were validly tendered and subsequently delivered to Media. The tender of such number of shares satisfied the non-waivable condition of the Offer that a majority of the outstanding Old Shares not owned by Enterprises, Media or their respective affiliates or the directors and executive officers of Enterprises, Media or Radio (other than the two directors of Radio that constituted the special committee of independent directors formed to consider the Offer) be tendered. Media purchased all such tendered and delivered Old Shares on May 26, 2009. Media subsequently surrendered all 58,733,016 shares of Class B Stock for conversion and was issued 58,733,016 Old Shares on May 27, 2009. Following this conversion, Media held 72,046,017 Old Shares, representing approximately 90.6% of the then outstanding shares of Radio's aggregate outstanding common stock.

In accordance with the short-form merger provisions set forth in Section 253 of the Delaware General Corporation Law and in consideration of Media's ownership of at least 90% of the outstanding Old Shares, Media caused Radio to merge with a recently-formed, wholly-owned subsidiary of Media[2] pursuant to which all Old Shares were cancelled and converted into the right to receive the Offer price as consideration for the Old Shares,[3] subject to the assertion and perfection of appraisal rights by such stockholders pursuant to Section 262 of the Delaware General Corporation Law.[4] The short-form merger was effective on May 29, 2009 with the

---

[2] Immediately prior to the short-form merger, Media transferred all Old Shares owned by it to CXR Acquisition, Inc, a recently-formed, wholly-owned subsidiary ("Merger Sub"), such that Merger Sub thereby owned at least 90% of the outstanding Old Shares and, promptly upon the transfer of ownership in such Old Shares, proceeded with and made effective the short-form merger pursuant to Section 253 of the Delaware General Corporation Law. *See also* footnote 12 *infra*.

[3] Except that, pursuant to the terms of the Certificate of Ownership and Merger filed with the Secretary of State of Delaware on May 29, 2009, all outstanding Old Shares held by Media or by Radio in treasury were automatically cancelled, but not converted into the right to receive the Offer price.

[4] The statutory period to assert appraisal rights under Delaware law expired on June 23, 2009. As of that date, five record holders had purportedly exercised appraisal rights with respect to approximately 1.2 million Old Shares beneficially owned by 11 stockholders, based on the information provided to Radio by or on behalf of such

filing of the Certificate of Ownership and Merger with the Secretary of State of Delaware that day. Radio was the surviving corporation in the merger.

On June 1, 2009, a Form 25 was filed to remove the Old Shares from listing on the NYSE and to deregister the shares under Section 12(b) of the Exchange Act pursuant to Rule 12d2-2(a)(3) of the Exchange Act. The Form 25 became effective on June 11, 2009,[5] before Radio's Form 10-Q for the quarter ended June 30, 2009 is due.

As of June 30, 2009, 350 individuals held awards that were granted to them pursuant to the Cox Radio, Inc. Third Amended and Restated Long-Term Incentive Plan or its predecessor plans (collectively, the "LTIP"), of which 188 individuals held stock options, 41 held restricted stock units ("RSUs") and 121 held both stock options and RSUs. Each such individual is either a current or former employee of Radio and received his or her stock option grant or RSU award as compensation for such service. Each stock option is evidenced by an individual option agreement, stating the terms and conditions thereof, including the number of options granted, the exercise price, the option term, vesting provisions and restrictions on transfer. Each RSU is evidenced by an agreement, stating the terms and conditions thereof, the number of shares covered, vesting provisions and restrictions on transfer. All stock options and RSUs are expressly subject to the terms of the LTIP. No stock options were granted and no RSUs or other equity-based awards were awarded in 2009, and no further stock options, RSUs or other equity-based awards will be issued under the LTIP.

Radio has outstanding deferred compensation obligations payable to 179 individuals[6] under the Cox Radio, Inc. Savings Plus Restoration Plan (the "Restoration Plan"). Under the Restoration Plan, deferred compensation obligations may only be satisfied in cash. From January 1, 2009 through the last deferral under the Restoration Plan as of May 15, 2009, the 179 participants in the Restoration Plan deferred an aggregate of approximately $1.2 million under the Restoration Plan pursuant to deferral elections made in 2008.[7] No further deferrals will be contributed to the Restoration Plan and, therefore, no additional deferred compensation obligations will be deemed issued under the Restoration Plan. Radio intends to satisfy its currently outstanding deferred compensation obligations as they become due in accordance with the terms of the Restoration Plan.

---

beneficial owners. As a result of the short-form merger, all Old Shares which are the subject of properly-made appraisal demands under Delaware law were cancelled and converted into the right to receive such consideration as may be determined to be due to the holders of such shares pursuant to Section 262 of the Delaware General Corporation Law, unless the holder fails to perfect or withdraws or otherwise loses the right to appraisal, in which case the holder shall thereupon be entitled to receive solely the Offer price without interest.

[5] All Old Shares were cancelled in the short-form merger on May 29, 2009 and, therefore, there were no record holders of Old Shares as of June 11, 2009. In the merger, shares of Class A common stock, par value $0.01 per share, were issued to Media, so as of June 11, 2009, Media was the sole stockholder of record of Radio.

[6] Of such individuals, 115 also hold stock options and/or RSUs issued under the LTIP and are included in the 350 individuals referenced in the immediately preceding paragraph.

[7] *See* footnote 22 *infra*.

***Registration Statements***

Radio had on file with the Commission the following effective registration statements:

- *Form S-8 (File No. 333-13281) filed on October 2, 1996 and effective immediately upon filing.* This registration statement registered 2,400,000 Old Shares under the LTIP. The last issuance of Old Shares under this Form S-8 occurred on June 14, 2007. A post-effective amendment deregistering all remaining unissued shares was filed on May 26, 2009 and was immediately effective upon filing.

- *Form S-8 (File No. 333-26417) filed on May 2, 1997 and effective immediately upon filing.* This registration statement registered 350,000 Old Shares under the Cox Radio, Inc. Employee Stock Purchase Plan. The last issuance of Old Shares under this Form S-8 occurred on August 1, 1999. A post-effective amendment deregistering all remaining unissued shares was filed on July 31, 2009 and was immediately effective upon filing.

- *Form S-8 (File No. 333-87193) filed on September 16, 1999 and effective immediately upon filing.* This registration statement registered 250,000 Old Shares under the Cox Radio, Inc. 1999 Employee Stock Purchase Plan. The last issuance of Old Shares under this Form S-8 occurred on November 1, 2001. A post-effective amendment deregistering all remaining unissued shares was filed on July 31, 2009 and was immediately effective upon filing.

- *Form S-8 (File No. 333-122369) filed on January 28, 2005 and effective immediately upon filing.* This registration statement registered 600,000 Old Shares under the Cox Radio, Inc. 2004 Employee Stock Purchase Plan. The last issuance of Old Shares under this Form S-8 occurred on March 31, 2006. A post-effective amendment deregistering all remaining unissued shares was filed on July 31, 2009 and was immediately effective upon filing.

- *Form S-8 (File No. 333-122368) filed on January 28, 2005 and immediately effective upon filing.* This registration statement registered an aggregate of $5 million of deferred compensation obligations under the Restoration Plan. The last deemed issuance of deferred compensation obligations under this Form S-8 occurred on May 15, 2009 for an aggregate amount of approximately $80,200 to 132 individuals. A post-effective amendment deregistering all remaining unissued deferred compensation obligations was filed on May 26, 2009 and was immediately effective upon filing.

- *Form S-8 (File No. 333-130164) filed on December 7, 2005 and immediately effective upon filing.* This registration statement registered 6,000,000 Old Shares under the LTIP. The last issuance of Old Shares under this Form S-8 occurred on February 1, 2009[8] when

[8] This issuance was the only issuance of Old Shares in 2009 other than the issuance of Old Shares to Media in connection with the conversion of Class B Stock on May 27, 2009 (as described above).

27,255 Old Shares[9] were issued to six individuals upon the vesting of RSUs.[10] A post-effective amendment deregistering all remaining unissued shares was filed on May 26, 2009 and was immediately effective upon filing.

- *Form S-8 (File No. 333-134505) filed on May 26, 2006 and immediately effective upon filing*. This registration statement registered 500,000 Old Shares under the Cox Radio, Inc. 2006 Employee Stock Purchase Plan. The last issuance of shares under this Form S-8 occurred on June 30, 2008. A post-effective amendment deregistering all remaining unissued shares was filed on May 26, 2009 and was immediately effective upon filing.

The registration statements listed above cover all of the remaining unsold and unissued securities that Radio had registered for sale under the Securities Act, and all such securities have been deregistered pursuant to the post-effective amendments described above.

Radio also had a registration statement on Form S-3 (File No. 333-124114) that was filed April 18, 2005 and expired by operation of Rule 415(a)(5) under the Securities Act and Interpretive Response 212.22 of the Division's Compliance and Disclosure Interpretations for Securities Act Rules. No securities were ever issued under this Form S-3 registration statement and no new registration statement was filed to cover the securities registered under the Form S-3 registration statement. Nevertheless, a post-effective amendment deregistering the securities subject to this registration statement was filed on May 26, 2009 and declared effective on June 2, 2009.[11]

***Discussion***

Following the effectiveness of the short-form merger, Radio no longer has debt or equity securities, or securities convertible into or exercisable for debt or equity securities, outstanding, other than shares of "new" and non-registered Class A common stock, par value $0.01 per share (the "New Shares"), of Radio, as the surviving corporation in the short-form merger,[12] all of

[9] Old Shares issued upon vesting were cancelled as part of the short-form merger.

[10] No currently outstanding RSUs vest until 2013, except in the event of death, disability or retirement. Pursuant to the LTIP, Radio would not settle any RSUs unless or until an exemption is available to deliver New Shares upon vesting or Radio decides to settle the vested RSUs for cash. *See also* footnote 26 *infra* and the related text.

[11] All securities registered pursuant to Radio's registration statement on Form S-3 (File No. 333-35398) filed April 21, 2000 (the "Old Shelf") were either sold or included with Radio's subsequent registration statement on Form S-3 (File No. 333-124114) pursuant to Rule 429 under the Securities Act. The last issuance of Old Shares under the Old Shelf occurred in February 2001. Radio also sold $250 million aggregate principal amount of 6.625% senior notes due 2006 in February 2001 under the Old Shelf, and such notes were repaid in their entirety at maturity in February 2006. No other securities were issued under the Old Shelf.

[12] Pursuant to Section 253(a) of the Delaware General Corporation Law and in accordance with the terms of the Certificate of Ownership and Merger filed with the Secretary of State of the State of Delaware on May 29, 2009, all issued and outstanding Old Shares were cancelled and all issued and outstanding shares of capital stock of Merger Sub were converted into shares of capital stock (*i.e.*, the New Shares) of Radio, as the surviving corporation, each

which are held by Media, the stock options granted and RSUs awarded pursuant to the LTIP (which by their terms are exercisable for or settleable in, as applicable, the New Shares by operation of the LTIP)[13] and outstanding deferred compensation obligations under the Restoration Plan (which may only be satisfied in cash).[14]

The Old Shares were never registered pursuant to Section 12(g) under the Exchange Act. Further, Rule 12g-2 under the Exchange Act provides that if a security was previously registered under Section 12(b), the security may be deemed registered and subject to reporting requirements under Section 12(g) unless it has less than 300 record holders at the time of the termination of Section 12(b) registration. The Old Shares were registered pursuant to Section 12(b), and as a result of the short-form merger, there were no record holders of Old Shares at the time of termination of its Section 12(b) registration.[15] In addition, Rule 12g-3 did not give rise to a deemed registration and related reporting obligation because Media is the sole record holder of the New Shares.[16] Accordingly, no Section 12(g) registration and reporting obligation arises with respect to the Old Shares or the New Shares pursuant to Rule 12g-2. Therefore, the termination of Radio's Section 12(b) reporting obligation did not give rise to any Section 12(g) reporting obligation.

Additionally, there is no separate Section 12(b) or Section 12(g) reporting obligation with respect to Radio's outstanding stock options, RSUs or deferred compensation obligations.[17] As discussed previously, there are currently a total of 415 individuals that hold Radio securities, consisting of employees who have received stock options and/or RSU awards under the LTIP and participate in the Restoration Plan. Specifically, this group is comprised of 309 holders of stock options, 162 holders of RSUs and 179 participants in the Restoration Plan. Radio does not

---

action automatically taking effect by operation of Delaware law upon the effectiveness of the merger. *See also* footnote 2 *supra*.

[13] We note that the exercise price of outstanding stock options ranges from $17.04 to $31.66 per share, which prices are considerably higher than the recent trading price of Radio prior to the Offer and the final Offer price of $4.80 per share. In fact, no Radio stock options have been exercised since June 2007. Nevertheless, Radio stock option holders have been advised that Radio is not required to deliver shares under the terms of the LTIP at this time and, therefore, any exercise of stock options cannot be effected at this time. *See* footnote 10 *supra* regarding RSUs.

[14] *See* Interpretive Response 239.03 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Securities Act Sections which sets forth the Staff's position that deferred compensation obligations may be viewed as debt securities depending on the facts and circumstances. *See also* Section VIII.A.12 of the Current Issues and Rulemaking Projects Outline (November 14, 2000).

[15] *See* footnote 5 *supra*.

[16] *See* footnote 12 *supra*.

[17] No registration statement on either Form 10 or Form 8-A has ever been filed with respect to the stock options, RSUs or deferred compensation obligations, and there never has been more than 500 holders of either stock options, RSUs or deferred compensation obligations at the end any Radio fiscal year.

intend to issue any additional stock options, RSUs or other equity-based incentives under the LTIP[18] nor any additional deferred compensation obligations under the Restoration Plan.

Pursuant to Section 15(d) of the Exchange Act, the duty thereunder of an issuer to file the reports required by Section 13(a) of the Exchange Act is automatically suspended if, at the beginning of the fiscal year the issuer had less than 300 record holders of any security to which a registration statement relates and no registration statement has became effective during such fiscal year. As of January 1, 2009, Radio had approximately 110 record holders of Old Shares and Radio last had a registration statement declared effective in 2006. However, Interpretive Response 153.01 of the Division's Compliance and Disclosure Interpretations for Exchange Act Sections states the Staff's position that the automatic statutory suspension set forth in Section 15(d) is not available if any outstanding registration statements have been post-effectively amended by way of a Form 10-K filing. Radio's outstanding registration statements on Form S-8 set forth above were updated with the filing of Radio's annual report on Form 10-K for the year ended December 31, 2008. Accordingly, the suspension of reporting obligations set forth under Section 15(d) does not appear to be available for Radio at this time.

Pursuant to Rule 12h-3 under the Exchange Act, however, the duty under Section 15(d) of an issuer to file the reports required by Section 13(a) may be suspended immediately upon the filing of a Form 15 if: (i) the issuer has filed all reports required under Section 13(a) for the three years and portion of the current year preceding the filing of the Form 15; and (ii) the class of the issuer's securities to be deregistered is held of record by less than 300 persons, or by less than 500 persons, where the total assets of the issuer have not exceeded $10 million on the last day of the issuer's three most recent fiscal years.[19] Radio has satisfied all the requirements of Rules 12h-3(a) and (b): (i) Radio has filed all required reports under Section 13(a) when due in year-to-date 2009 and in the three preceding fiscal years; and (ii) prior to the Offer, Radio's Old Shares were held of record by approximately 110 stockholders and, following the Offer and the effectiveness of the short-form merger, (A) the New Shares are held by one person, Media, and (B) there are less than 300 participants with deferred compensation obligations owed under the Restoration Plan and no further deferred compensation obligations will be issued under the Restoration Plan. Rule 12h-3(c), however, makes the suspension under Rule 12h-3 unavailable for any fiscal year in which a registration statement relating to a class of securities becomes effective under the Securities Act, or is required to be updated pursuant to Section 10(a)(3) thereof. Because each of the above-listed registration statements on Form S-8 was automatically updated pursuant to Section 10(a)(3) of the Securities Act upon the filing of Radio's annual report on Form 10-K for the year ended December 31, 2008, Radio may be prevented from suspending its reporting obligations without the relief sought in this letter.

---

[18] The only equity-based securities issued under the LTIP were stock options, RSUs and shares of restricted stock. All vested and unvested shares of restricted stock were cancelled in the short-form merger and converted into the right to receive the Offer price. As a result, no shares of restricted stock remain outstanding.

[19] The only securities currently subject to Section 15(d) reporting obligations are the Old Shares and the deferred compensation obligations, as each security is the subject of an above-listed registration statement on Form S-8. Other than the deferred compensation obligations, Radio has no other debt securities outstanding. No securities of Radio are currently registered under Section 12 or required to be so registered.

Notwithstanding this exception to a Rule 12h-3 suspension, we respectfully submit that Radio should not be required to file a quarterly report on Form 10-Q for the quarter ending June 30, 2009 or any other Exchange Act reports subsequent to filing the Form 15 referred to above. The Staff has often acknowledged that a literal reading of Rule 12h-3(c) is not always justified by the public policy rationale behind the rule. *See, e.g.*, Westaff, Inc. (available May 19, 2009), Silverstar Holdings, Ltd. (available May 15, 2009), PharmaNet Development Group, Inc. (available May 8, 2009), Anheuser-Busch Companies, Inc. (available February 18, 2009). In the proposing release to revise Rule 12h-3, the Commission stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this [Rule 12h-3(c)] limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *See* Exchange Act Release No. 34-20263 (October 5, 1983) (the "Proposing Release"). The policy rationale behind Section 15(d) is not relevant in the circumstances described in this letter because Media is now Radio's only stockholder and, as a result of the effectiveness of the Form 25, no public market for Radio's securities exists. In addition, none of the stock options or RSUs are transferable other than pursuant to a qualified domestic relations order upon divorce or to a designated beneficiary upon death, and deferred compensation obligations may only be transferred upon death. Accordingly, no market for these securities can develop.

With regard to the registration statements to which Rule 12h-3(c) applies, no sales occurred in 2009[20] and the only issuance of equity securities by Radio in 2009 under any of its registration statements occurred on February 1, 2009,[21] and the last deferred compensation obligations that may be deemed to have been issued under the Restoration Plan were issued on May 15, 2009.[22] The registration statements covered by the Rule 12h-3(c) exception to suspension were merely updated automatically as part of the normal course of updating registration statements under Section 10(a)(3) of the Securities Act, and no Radio registration statements were declared or became effective automatically upon filing during the prior or current fiscal year. In similar instances, the Staff has taken a no-action position with respect to Rule 12h-3(c) as that requested herein. *See, e.g.*, Westaff, Inc. (available May 19, 2009), PharmaNet Development Group, Inc.

---

[20] Please note that the RSUs, as well as the Old Shares received upon vesting, were awarded under the LTIP on an involuntary and non-contributory basis and, in light of there being no investment decision by the six individuals in connection with either receipt of the RSU or vesting of the RSU, no "sale" should be deemed to have occurred. *See* Securities Act Release 33-6188 (February 1, 1980); *see also* Sarnoff Corp. (July 16, 2001), JP Foodservice, Inc. (June 13, 1997) and Kwik Trip, Inc. (August 14, 1991) (each granting relief from registration when an employee non-contributory plan involved no investment decision-making by, and no sale to, participating employees). *See also* footnote 22 *infra*.

[21] Upon the vesting of certain RSUs, six individuals received an aggregate of 27,255 Old Shares. *See* footnote 10 *supra*.

[22] Note that participant elections to defer a portion of their compensation in 2009 were made at the end of 2008, so the investment decision actually occurred last year and, therefore, no "sales" occurred in 2009.

(available May 8, 2009), Anheuser-Busch Companies, Inc. (available February 18, 2009); Bausch & Lomb Incorporated (available November 6, 2007); Eagle Hospitality Property Trust, Inc. (available August 30, 2007); Summit Bank Corporation (available March 14, 2007); Pacificare Health Systems, Inc. (available March 16, 2006); Unocal Corp. (available October 21, 2005). In each of these cases, the issuer became a wholly-owned subsidiary of another company through a merger and its securities were no longer publicly traded. Based on those events, the Staff permitted the issuer to suspend its reporting obligation under Section 15(d) with respect to its annual report on Form 10-K for the prior fiscal year (and subsequent reports), notwithstanding that the issuer had had one or more registration statements declared effective or updated pursuant to Section 10(a)(3) of the Securities Act during the subject fiscal year.

Notwithstanding the number of holders of stock options, RSUs and deferred compensation obligations remaining, we believe that Radio should be able to rely on Rule 12h-3 to suspend its duty to file reports under Section 15(d) of the Exchange Act as Radio would otherwise be eligible under the provisions of Rule 12h-3 to suspend its reporting obligations. In the Proposing Release, the Commission acknowledged that Congress recognized, with respect to Section 15(d) of the Exchange Act, that the benefits of periodic reporting by any issuer may not be commensurate with the financial and administrative burdens imposed. The preparation of periodic reports imposes a financial burden on Radio and involves significant management efforts. Such burdens and efforts of continued reporting by Radio would be disproportionate to the benefits to be derived given the fact that, as a result of the Offer and subsequent short-form merger, there exists no public trading market nor investing public with respect to any security of Radio, all 415 holders of LTIP awards or deferred compensation obligations are current or former employees, and the sole record holder of common stock is Media, which has full access to all relevant financial and other information regarding Radio. In analogous situations, the Staff has taken a no-action position where a substantial number of security holders remained. *See, e.g.*, Mountain Valley Bancshares, Inc. (available March 30, 2009) (providing relief from reporting notwithstanding 234 record holders of common stock), Interlink Electronics, Inc. (available March 26, 2009) (providing relief from reporting notwithstanding 62 and under 100 record holders of common stock and stock options, respectively), Beverly Hills Bancorp Inc. (available March 13, 2009) (providing relief from reporting where there were fewer than 300 record holders of common stock), Metro One Telecommunications, Inc. (available March 4, 2009) (providing relief from reporting notwithstanding 202 and 28 record holders of common stock and stock options, respectively), Consonus Technologies, Inc. (available November 10, 2008) (providing relief from reporting nowithstanding having 193 and 336 record holders of common stock and stock options, respectively), Planet Technologies, Inc. (available February 7, 2008) (providing relief from reporting notwithstanding 198 and 12 record holders of common stock and stock options, respectively). Further, all remaining security holders (other than Media as the sole stockholder of the New Shares) received their Radio securities, *i.e.*, stock options, RSUs and deferred compensation obligations, pursuant to a compensation arrangement, and such security holders have access to information about Radio and have the ability to ask questions of executive officers of Radio or others prior to making a decision regarding such securities. In addition, as discussed further in the next paragraph, holders of stock options and RSUs will receive the disclosures required by Rule 701(e) in connection with the exercise of stock options and vesting of RSUs.[23] In addition, we respectfully submit that no public interest would be served by imposing the financial and administrative burdens of continued public reporting based, in whole or in part, on a compensatory arrangement that is deemed to be a debt security, such as Radio's deferred compensation obligations. In analogous situations, the Staff has taken a no-action position where debt securities remained outstanding.

As noted above, a separate registration and reporting obligation pursuant to Section 12(g) with respect to any of the stock options, RSUs or deferred compensation obligations has never been triggered.[24] In accordance with the terms of the LTIP, no exercise of stock options can be effected until an exemption from registration is available to deliver New Shares upon exercise of stock options.[25] Once Radio terminates its Section 15(d) reporting, Radio will be able to rely on the exemption from registration provided by Rule 701 under the Securities Act to deliver New Shares upon the exercise of outstanding stock options and upon the vesting of outstanding RSUs.[26] As such, any securities would be restricted securities ineligible for public sale for at least one year. Thus, there could be no benefit to the public in connection with subsequent purchases of these shares in any market that derives from continued reporting by Radio, as any such purchases would be a year or more after filing, at which point Radio would otherwise be eligible to suspend its reporting obligations under Section 15(d).

***Conclusion***

Under the circumstances described in this letter and the reasons discussed above, we respectfully request that the Staff confirm that it concurs with Radio's view that the effectiveness of Radio's registration statements on Form S-8 during the fiscal year ending December 31, 2009 will not preclude Radio from utilizing Rule 12h-3 under the Exchange Act to file a Form 15 to

---

[23] In adopting amendments to Rule 701, the Commission acknowledged that compensatory securities are unique in that "[t]he type and amount of disclosure needed in a compensatory securities transaction differs from that needed in a capital-raising transaction. In a bona fide compensatory arrangement, the issuer is concerned primarily with compensating the employee-investor rather than maximizing its proceeds from the sale. Because the compensated individual has some business relationship, perhaps extending over a long period of time, with the securities issuer, that person will have acquired some, and in many cases, a substantial amount of knowledge about the enterprise. The amount and type of disclosure required for this person is not the same as for the typical investor with no particular connection with the issuer." Securities Act Release No. 33-7645 (February 25, 1999).

[24] With respect to the initial grant of stock options and RSUs to Radio's employees, the Staff has generally not required securities awarded under a stock bonus plan (similar to the LTIP) to be registered under the Securities Act. "The basis for this position generally has been that there is no 'sale' in the [Securities] Act sense to employees, since such persons do not individually bargain to contribute cash or other tangible or definable consideration to such plans." SEC Release No. 33-6188. *See also International Brotherhood of Teamsters v. Daniel*, 439 U.S. 551 (1970). To this end, we note that neither the stock options nor the RSUs have ever been registered pursuant to any registration statement.

[25] *See* footnote 13 *supra*.

[26] *See, e.g.*, New City Communications, Inc. (available October 6, 1988) (providing for the availability of Rule 701 for stock options issued prior to an issuer's suspension of Section 15(d) obligations).

immediately suspend its obligation to file current and periodic reports under Sections 13(a) and 15(d) of the Exchange Act with respect to the fiscal year in which Radio's registration statements were updated pursuant to Section 10(a)(3) of the Securities Act. Alternatively, we request an exemption pursuant to Section 12(h) of the Exchange Act from any obligation of Radio to file further reports under the Exchange Act upon filing its Form 15 on the circumstances described in this letter.

Given the expense, time and effort that would be required for Radio to complete its quarterly report on Form 10-Q for the quarter ended June 30, 2009, your prompt consideration of this matter is respectfully requested.

Should the Staff disagree with any of the views discussed in this letter, we would appreciate an opportunity to discuss the matter with the Staff before it issues a written response to this letter. You may call me at (202) 776-2941 or email me at ttwedt@dowlohnes.com with any questions or concerns. In accordance with footnote 68 of Release No. 337427 (July 1, 1997), we are transmitting a copy of this letter by email. For convenience we are also submitting a copy via facsimile. Thank you for your time and consideration of this matter.

Sincerely,



Thomas D. Twedt